

ED STATES
EXCHANGE COMMISSION
;ton, D.C. 20549

04001643

AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-22142

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____12/01/02_____ AND ENDING _____11/30/03_____
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

W.H. REAVES & CO., INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 EXCHANGE PLACE
(No. and Street)

JERSEY CITY   NEW JERSEY   07302
      (City)   (State)   (Zip Code)

OFFICIAL USE ONLY
FIRM ID. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOSEPH B. RHAME, JR.   201-332-4596
                                                    (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO SEIDMAN, LLC
(Name — if individual, state last, first, middle name)

330 MADISON AVENUE	NEW YORK	NEW YORK	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, Joseph B. Rhame, Jr. , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of W.H. Reaves & Co., Inc. , as of November 30 , 2003 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Chief Financial Officer
Title

_____
Notary Public

JEANETTE PAWLOWSKI
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires April 5, 1993
ID #2042662   7/7/2008

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Financial Condition.
- ☐ (f) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (g) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (h) Computation of Net Capital.
- ☐ (i) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (j) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (k) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (m) An Oath or Affirmation.
- ☐ (n) A copy of the SIPC Supplemental Report.
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (p) Independent Auditors' Report on internal accounting control required by SEC Rule 17a-5.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

W.H. Reaves & Co., Inc.



Statement of Financial Condition
November 30, 2003

W. H. Reaves & Co., Inc.

Contents



BDO Seidman, LLP
Accountants and Consultants

330 Madison Avenue
New York, New York 10017
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Auditors' Report

The Board of Directors and Stockholders
W.H. Reaves & Co., Inc.
Jersey City, New Jersey

We have audited the accompanying statement of financial condition of W.H. Reaves & Co., Inc. as of November 30, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of W.H. Reaves & Co., Inc. as of November 30, 2003, in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

December 15, 2003

3

W.H. Reaves & Co., Inc.

Statement of Financial Condition

November 30, 2003

Assets

Cash and cash equivalents (Note 2)	$7,040,292
Deposits with clearing organization and depository	679,062
Receivable from customers	358,628
Receivable from officers and directors	27,147
Advisory fees receivable	764,866
Exchange memberships, at cost (last reported sales price $1,523,000)	66,415
Furniture, fixtures and leasehold improvements, net of accumulated depreciation and amortization of $448,325	75,780
Other assets	508,338
	$9,520,528

Liabilities and Stockholders' Equity

Liabilities:

Payable to customers	$ 11,793
Payable to broker-dealers and clearing organizations	18,000
Accounts payable and accrued expenses	3,227,273
Total liabilities	3,257,066

Commitments and contingencies (Notes 2, 3, 4 and 5)

Stockholders' equity (Notes 2 and 5):

Common stock, $1.00 par value - shares authorized 20,000; issued and outstanding 387	387
Additional paid-in capital	4,335,768
Retained earnings	1,927,307
Total stockholders' equity	6,263,462
	$9,520,528

See accompanying notes to statement of financial condition.

| 1. | **Business and Summary of Significant Accounting Policies** | *(a)* | W.H. Reaves & Co., Inc. ("Company") is registered as a broker/dealer in securities under the Securities Exchange Act of 1934 and is a member of the New York Stock Exchange, Inc. ("Exchange"). The Company acts as an investment advisor primarily on a discretionary basis and trades mostly in equity securities for its officers and directors and customer accounts. |

(b) Securities transactions and related commission revenues and expenses are recorded on a settlement date basis, which does not vary significantly from trade date accounting.

(c) Receivable from and payable to officers, directors and customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the financial statement.

(d) The Company accounts for income taxes using the liability method. Deferred income taxes are provided on the differences between the financial reporting and income tax bases of assets and liabilities based upon statutory tax rates enacted for future periods.

(e) Furniture and fixtures are depreciated over the estimated useful lives of the assets (5-7 years) using the straight-line method. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the respective lease, using the straight-line method.

(f) For financial statement purposes, the Company considers all highly liquid debt instruments purchased with an initial maturity of three months or less to be cash equivalents. The Company has cash and cash equivalents held at certain financial institutions that exceed the amount of $100,000 insured by the FDIC.

(g) The preparation of a statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

2. Minimum Regulatory Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum regulatory net capital, as defined, equal to the greater of $1,000,000 or 2% of aggregate debit balances arising from customer transactions, as defined.

The Exchange may require a member firm to reduce its business if its "regulatory net capital" is less than 4% of aggregate debit balances and may prohibit a member firm from expanding its business if its "net capital" is less than 5% of aggregate debit balances.

At November 30, 2003, the Company had regulatory net capital of $5,162,945 which was in excess of its required minimum regulatory net capital of $1,000,000.

Pursuant to Rule 15c3-3 of the SEC, the Company may be required to deposit cash or acceptable cash equivalents in a Special Reserve Account maintained at a bank for the exclusive benefit of customers. At November 30, 2003, deposits amounting to $200,000 are included in cash and cash equivalents.

3. Profit Sharing Plan

The Company has a Profit Sharing Plan ("Plan") covering substantially all of its employees. Only full-time employees are eligible to participate in the Plan. Contributions to the Plan are at the discretion of the Board of Directors.

| 4. | Commitments and Contingencies | *Leases* |

The Company leases its premises under noncancellable operating leases expiring during 2005.

Net approximate minimum rental payments attributable to the leases are as follows:

Fiscal year ending November 30,	
2004	$251,000
2005	119,000

Litigation

In September, October and November 2003, seven separate class action complaints were filed in the United States District Court for the Eastern District of Wisconsin against two shareholders of the Company, William H. Reaves and William A. Ferer, individually, as well as an investment advisory customer of the firm. Neither Mr. Reaves nor Mr. Ferer has been served with any of these class action complaints. Because of the very preliminary stage of these matters, the Company is unable to determine whether the likelihood of the unfavorable outcome is probable or remote.

| 5. | Subsequent Events |

Subsequent to November 30, 2003, two shareholders requested to sell a total of 80 shares of common stock of the Company, and five shareholders requested to purchase a total of 18 shares. These transactions will result in a net reduction in the Company's capital of approximately $1,145,000.



BDO Seidman, LLP
Accountants and Consultants

330 Madison Avenue
New York, New York 10017
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors and Stockholders
W.H. Reaves & Co., Inc.
Jersey City, New Jersey

In planning and performing our audit of the financial statements of W.H. Reaves & Co., Inc. ("Company"), for the year ended November 30, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

(1) Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

(2) Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

(4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in



conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at November 30, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

B D O Seidman, LLP

Certified Public Accountants

New York, New York

December 15, 2003